VIA EDGAR

May 25, 2021

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Irene Paik, Joe McCann, Tara Harkins and Dan Gordon

Re:	Centessa Pharmaceuticals plc
Acceleration Request for Registration Statement on Form S-1
File No. 333-255393

	Requested Date:	May 27, 2021
	Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Centessa Pharmaceuticals plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 27, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling James Xu at (617) 570-1483. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: James Xu, by facsimile to (617) 801-8979.

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If you have any questions regarding this request, please contact James Xu of Goodwin Procter LLP at (617) 570-1483.

Sincerely,

CENTESSA PHARMACEUTICALS PLC

/s/ Saurabh Saha, M.D., Ph.D.
Name: Saurabh Saha, M.D., Ph.D.
Title: Chief Executive Officer

cc:	Gregory Weinhoff, M.D., M.B.A., Centessa Pharmaceuticals plc

Marella Thorell, Centessa Pharmaceuticals plc

Iqbal Hussain, Centessa Pharmaceuticals plc

Mitchell Bloom, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

James Xu, Goodwin Procter LLP

[Signature Page to Acceleration Request]